Exhibit 99.1

BiondVax Announces

First Quarter 2018 Financial Results

NESS ZIONA, Israel, May 29, 2018 -- BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV), a clinical stage biopharmaceutical company focused on developing and commercializing M-001, a universal flu vaccine candidate, today announced its financial results for the quarter ended March 31.

First Quarter 2018 Financial Summary

Results are in New Israel Shekels (NIS) and convenience translation to $US is provided using the exchange rate of 3.514 (NIS/$US) as at March 29, 2018.

●	First quarter operating expenses were NIS 12.6m ($3.6m) compared with NIS 2.97m for the first quarter of 2017;

●	First quarter R&D expenses amounted to NIS 11.7m ($3.3m) compared with NIS 1.87m for the first quarter of 2017;

As of March 31, 2018, BiondVax had cash and cash equivalents of NIS 55.7 million ($15.8 million) as compared to NIS 71.3 million as of December 31, 2017. The decrease is attributable to execution of planned ongoing operations related to launch of the pivotal, clinical efficacy, Phase 3 trial of the Company’s M-001 Universal Flu Vaccine candidate, and construction of a mid-size commercial manufacturing facility.

About BiondVax

BiondVax (Nasdaq: BVXV) is an advanced clinical stage biopharmaceutical company developing a universal flu vaccine. The vaccine candidate, called M-001, is designed to provide multi-season protection against current and future, seasonal and pandemic influenza virus strains. BiondVax’s proprietary technology utilizes a unique combination of conserved and common influenza virus peptides, activating both arms of the immune system for a cross-protecting and long-lasting effect. In a total of 6 completed Phase 1/2 and Phase 2 human clinical trials, covering 698 participants, the vaccine has been shown to be safe, well-tolerated, and immunogenic. Please visit www.biondvax.com.

Contact Details

Joshua Phillipson

+972 8 930 2529

j.phillipson@biondvax.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve certain risks and uncertainties reflect the management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. risks and uncertainties include, but are not limited to, the risk that drug development involves a lengthy and expensive process with uncertain outcome, the results of Phase 2 & 3 trials, delays or obstacles in launching and/or successfully completing our clinical trials, the impact of the global economic environment on the Company customer target base, the adequacy of available cash resource and the ability to raise capital when needed. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2017 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov, and in the Company’s periodic filings with the SEC and the Tel-Aviv Stock Exchange. We undertake no obligation to revise or update any forward-looking statement for any reason.

** Tables to Follow **

BALANCE SHEETS

In thousands, except per share data

*)	Represents an amount lower than NIS 1.

				Convenience translation
	December 31,	March 31,		March 31,
	2017	2017	2018	2018
	Audited	Unaudited		Unaudited
	NIS			U.S. dollars

CURRENT ASSETS:
Cash and cash equivalents	71,382	24,020	55,675	15,844
Marketable securities	-	4,068		-
Short-term deposits	-	6,751	-	-
Other receivables	3,923	4,979	2,975	847

	75,305	39,818	58,650	16,691
LONG-TERM ASSETS:
Property, plant and equipment	5,510	1,297	12,537	3,568
Other long term assets	880	478	880	250

	6,390	1,775	13,417	3,818

	81,695	41,593	72,067	20,509
CURRENT LIABILITIES:
Trade payables	6,223	752	8,526	2,426
Other payables	660	526	768	219

	6,883	1,278	9,294	2,645
LONG-TERM LIABILITIES:
Liability in respect of government grants	10,300		11,252	3,202
Warrants	8,177	10,848	9,315	2,651
Severance pay liability, net	83	76	78	22

	18,560	10,924	20,645	5,875

SHAREHOLDERS’ EQUITY:
Ordinary shares of NIS 0.0000001 par value:
Authorized: 391,000,000 shares as of March 31, 2018, 2017 (unaudited) and December 31, 2016; Issued and Outstanding: 261,419,599 , 162,481,153 and 261,419,599 shares respectively	*) -	*) -	*) -	*) -
Share premium	179,669	129,550	179,747	51,152
Options	-	533	-	-
Other comprehensive income	-	6		-
Accumulated deficit	(123,417)	(100,698)	(137,619)	(39,163)

	56,252	29,391	42,128	11,989

	81,695	41,593	72,067	20,509

STATEMENTS OF COMPREHENSIVE INCOME

In thousands, except per share data

				Convenience translation
	Year ended December 31,	Three months ended March 31,		Three months ended March 31,
	2017	2017	2018	2018
	Audited	Unaudited		Unaudited
	NIS			U.S. dollars

Operating expenses:
Research and development, net of participations	18,777	1,874	11,745	3,342
Marketing, general and administrative	4,879	1,094	884	251

Total operating expenses	23,656	2,968	12,629	3,593

Operating loss	(23,656)	(2,968)	(12,629)	(3,593)
Financial income	18	8	-	-
Financial expense	(10,913)	(8,872)	(1,573)	(448)

Net loss	(34,551)	(11,832)	(14,202)	(4,041)

Other comprehensive loss:

Loss from available-for-sale marketable securities	(6)	-	-	-

Total comprehensive loss	(34,557)	(11,832)	(14,202)	(4,041)

Basic and Diluted net loss per share	(0.17)	(0.07)	(0.05)	(0.02)

Weighted average number of shares outstanding used to compute basic and diluted loss per share	201,030,768	162,481,153	261,419,599	261,419,599

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